UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE Number
001-13417

CUSIP Number
NOTIFICATION OF LATE FILING	25501G105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	March 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Ditech Holding Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1100 Virginia Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Fort Washington, Pennsylvania 19034
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The terms “Ditech Holding,” the “Company,” “we,” “us” and “our” as used throughout this report refer to Ditech Holding Corporation (Successor) and its consolidated subsidiaries after the Effective Date, and/or Walter Investment Management Corp. (Predecessor) and its consolidated subsidiaries prior to the Effective Date.
As a result of various factors, such as the timing of the filing of the Company's Form 10-K for the fiscal year ended December 31, 2017, as well as certain accounting and financial reporting matters, including the application of fresh start accounting in connection with the Company's emergence from Chapter 11 Bankruptcy on February 9, 2018, Ditech Holding requires additional time to complete its financial closing procedures and, as a result, its independent registered public accounting firm requires additional time to complete the interim review of the Company's consolidated financial statements as of and for the period ended March 31, 2018. Therefore, the Company is not able to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (the "Form 10-Q") within the prescribed time period without unreasonable effort or expense. The Company currently expects to file its Form 10-Q as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gerald A. Lombardo	(844)	714-8603
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑    No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company met the conditions to qualify under GAAP for fresh start accounting, and accordingly adopted fresh start accounting effective February 10, 2018. GAAP requires the Company to report its results separately as the period subsequent to emergence (Successor), which is the period from February 10, 2018 through March 31, 2018, and the period prior to emergence (Predecessor), which is the period from January 1, 2018 through February 9, 2018.
The Company's preliminary and unaudited operating results for the first fiscal quarter of 2018 were as follows:
The Company recorded a GAAP pre-tax loss of approximately $44 million for the period from February 10, 2018 through March 31, 2018, which included a $6 million loss related to changes in valuation inputs or other assumptions affecting the fair value of servicing rights, and a pre-tax income of approximately $577 million for the period from January 1, 2018 through February 9, 2018, which included a $78 million gain related to changes in valuation inputs or other assumptions affecting the fair value of servicing rights. On a combined basis, the Company recorded a GAAP pre-tax income of approximately $533 million for the combined three months ended March 31, 2018 as compared to a GAAP pre-tax income of $4 million for the three months ended March 31, 2017.
Total revenues were approximately $278 million for the combined three months ended March 31, 2018, which represented an increase of $33 million as compared to the same period of 2017. The increase in revenue reflects an increase of approximately $64 million in net servicing revenue and fees, partially offset by a decrease of approximately $18 million in net gains on sales of loans and a decrease of approximately $7 million in interest income on loans. The increase in net servicing revenue and fees was driven by an increase of approximately $98 million related to fair value adjustments to servicing rights, partially offset by approximately $28 million in lower servicing fees.
Total expenses were approximately $269 million for the combined three months ended March 31, 2018, which represented a decrease of approximately $44 million as compared to the same period of 2017.
Total other gains were approximately $524 million for the combined three months ended March 31, 2018, driven by reorganization items directly attributable to the Chapter 11 Case from which we emerged in the first quarter of 2018.
The financial results and other financial data presented above are preliminary, based upon the Company's estimates and subject to completion of the Company's financial closing procedures and issuance of its financial statements as of and for the quarterly period ended March 31, 2018. Moreover, the financial statements and other financial data have been prepared on the basis of currently available information. The Company's final financial results and other financial data could differ materially from the information contained herein, and will be contained in the Company's Form 10-Q for the period ended March 31, 2018.

Cautionary Statements Regarding Forward-Looking Information
Certain statements in this press release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical fact are forward-looking statements. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “could,” “would,” “shall,” “will,” “seeks,” “targets,” “future,” or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and the Company's actual results, performance or achievements could differ materially from results, performance or achievements expressed in these forward-looking statements.
These forward-looking statements are based on the Company’s current beliefs, intentions and expectations and are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to, those factors, risks and uncertainties described in more detail under the heading “Risk Factors” and elsewhere in the Company’s annual and quarterly reports, including amendments thereto, and other filings with the Securities and Exchange Commission.

Ditech Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2018	By	/s/ Gerald A. Lombardo
Gerald A. Lombardo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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